

Mail Stop 3720

June 8, 2016

Mr. Angelo Marino
President
Earth Life Sciences, Inc.
7000 Chemin Cote de Liesse, Suite 8
Montreal, Quebec Canada H4T IE7

> **Re:** **Earth Life Sciences Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-31444**

Dear Mr. Marino:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Financial Statements
Independent Registered Public Accounting Firm Report

1. We note you issued common stock to convert your debt in 2015 and your total expenditures for the year exceeded $100,000. Therefore, you did not meet the requirement of Rule 3-11 of Regulation S-X. Please provide audited financial statements for the year ended December 31, 2015 including an audit report from your independent registered public accounting firm.

2. We note that you provided your audited financial statements for the year ended December 31, 2014 including an audit report from B.F. Borgers CPA PC in your 2014 10-K/A filed on June 2, 2016. Please include such audit report from B.F. Borgers CPA PC in the 2015 10-K filing.

Statement of Operations, page F-2

3.   Please revise your statement of operations to present the net loss from operations, net loss, total comprehensive loss and basic and diluted loss per share for the year ended December 31, 2015 in parenthesis. We note you incurred a net loss of ($231,753) instead of net income. In addition, present the net loss from operations ($35,853) for the year ended December 31, 2014 in parenthesis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications